Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@eversheds-sutherland.com

July 8, 2021

Via EDGAR

Elena Stojic, Senior Counsel

Lauren Hamilton, Staff Accountant

Christian Sandoe, Assistant Director

Jay Williamson, Branch Chief

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Trinity Capital Inc.

Registration Statement on Form N-2

(File No. 333-256227)

Dear Ms. Stojic:

On behalf of Trinity Capital Inc. (the “Company”), set forth below are the Company’s responses to the written comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on June 17, 2021 regarding the Company’s registration statement on Form N-2 (File No. 333-256227) (as amended, the “Registration Statement”), including the preliminary prospectus contained therein (the “Prospectus”), which was publicly filed with the SEC under the Securities Act of 1933, as amended, on May 18, 2021. The Staff’s comments are set forth below and are followed by the Company’s responses. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

About this Prospectus (page ii)

1.	Explain why the second, third, and fourth sentences in the paragraph beginning “In addition, this prospectus” are appropriate, given your overall responsibility for the disclosure you choose to include in your filings.

Response: The Company respectfully advises the Staff that it has revised the disclosure referenced in the Staff’s comment so as not to imply that the Company does not have overall responsibility for the disclosure included in its filings. Please see the changed pages attached hereto as Annex A.

In addition, on a supplemental basis, the Company respectfully advises the Staff that it believes that statistical and market data, including estimates, provide helpful information to investors in understanding the Company’s market opportunities, but, as disclosed in the Prospectus, such information is based on many assumptions and limitations and, accordingly, may be subject to uncertainty. The Company believes that it is important to disclose these risks to investors and respectfully refers the Staff to similar disclosure by other issuers: Coupang, Inc., Prospectus dated March 10, 2021 and filed on March 11, 2021 (File No. 333-253030); Coupang, Inc., Correspondence dated and filed on February 25, 2021 (Comment Response No. 1) (File No. 333-253030); BlackRock TCP Capital Corp., Prospectus Supplement dated February 2, 2021 and filed on February 4, 2021 (File No. 333-233317); Apollo Investment Corporation, Registration Statement on Form N-2, as amended, filed on July 14, 2020 (File No. 333-238518); New Mountain Finance Corporation, Registration Statement on Form N-2 filed on May 21, 2020 (File No. 333-238554); Prospect Capital Corporation, Registration Statement on Form N-2 filed on February 13, 2020 (File No. 333-236415); FS Multi-Alternative Income Fund, Prospectus dated and filed on August 5, 2019 (File No. 333-224312); and CION Investment Corporation, Prospectus dated and filed on September 25, 2018 (File No. 333-203683).

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Elena Stojic, Senior Counsel Lauren Hamilton, Staff Accountant Christian Sandoe, Assistant Director Jay Williamson, Branch Chief July 8, 2021 Page 2

Prospectus Summary (page 1)

2.	We refer you to comment response number one from your January 21, 2021 letter and ask that you reconfirm that response generally and summarize the terms and conclusions of any valuation letter relied on with respect to conversion feature predominance in the current offering.

Response: On a supplemental basis, the Company reconfirms its comment response number one in its response letter to the Staff dated January 21, 2021, and respectfully advises the Staff that, as discussed below, a valuation letter with respect to conversion feature predominance is only necessary in connection with the issuance of convertible debt securities by an issuer and not in connection with resales by holders.

Consistent with the Staff’s position in Bunker Hill Income Securities, Inc. (“Bunker Hill”),1 an October 29, 1982 SEC no-action letter, the issuance of the Convertible Notes complied with and was permitted under the Investment Company Act of 1940, as amended (the “1940 Act”), including Section 61(a) thereof (“Section 61(a)”).

As you are aware, a BDC may only issue convertible debt securities (“Convertible Debt”) in compliance with the requirements of Section 18(d) of the 1940 Act (“Section 18(d)”), as modified by Section 61(a), and/or consistent with SEC no-action and exemptive relief. Under the 1940 Act, a BDC is permitted to issue warrants, options, or rights to subscribe to purchase or convert to voting securities of the BDC, provided that the requirements of Section 18(d), as modified by Section 61(a), are satisfied. Bunker Hill, however, provides relief from the limitations of Section 18(d) in certain circumstances, as discussed below. In issuing Bunker Hill, the Staff relied on In the Matter of Alleghany Corp. (“Alleghany”),2 a 1956 SEC release.

As noted in comment response number one in the Company’s response letter to the Staff dated January 21, 2021, the Company received a valuation letter (the “Valuation Letter”) from Keefe, Bruyette & Woods, Inc. (“KBW”), the initial purchaser and placement agent in the Convertible Notes offering, supporting and evidencing the fact that the Convertible Notes are structured such that basic security (the note), rather than the conversion feature, constitutes the “dominant” value of the Convertible Notes. After reviewing and considering certain variables and inputs based on existing market conditions, KBW confirmed in the Valuation Letter that the basic security of the Convertible Notes represented greater than 90.0% of the value of the Convertible Notes and the conversion feature represented less than 10.0% of the value of the Convertible Notes.

1 File No. 811-2392 (Sept. 29, 1982)

2 Release No. IC-2446 (Nov. 30, 1956).

Elena Stojic, Senior Counsel Lauren Hamilton, Staff Accountant Christian Sandoe, Assistant Director Jay Williamson, Branch Chief July 8, 2021 Page 3

3.	We note your disclosure that the Convertible Notes convert at a rate of 66.6667 shares of common stock per $1,000 in principal, which is the equivalent of approximately $15 per share. Please clarify any premium or discount to par the Convertible Notes were sold at and disclose the net asset value and market price per share as of the most proximate date preceding the Convertible Notes sale.

Response: The Company respectfully advises the Staff that it has revised its disclosure on pages 2, 3, 9 and 10 of the Prospectus in response to the Staff’s comment. Please see the changed pages attached hereto as Annex A. The Company also respectfully advises the Staff that its common stock began trading on the Nasdaq Global Select Market on January 29, 2021 – after the issuance of the Convertible Notes in December 2020. Accordingly, the market price per share as of a proximate date preceding the issuance of the Convertible Notes is not included in such revised disclosure.

Fees and Expenses (page 18)

4.	The final sentence in footnote 5 to the fees and expenses table discloses that the Company may “issue additional debt securities or preferred stock.” Please confirm supplementally whether the Company currently intends to issue debt securities or preferred stock within the next twelve months.

Response: The Company respectfully advises the Staff supplementally that it does not currently intend to issue preferred stock within the next twelve months. The Company further advises the Staff supplementally that it may issue debt securities within the next twelve months and has revised its disclosure on pages 17 and 18 of the Prospectus accordingly. Please see the changed pages attached hereto as Annex A.

5.	The total annual expenses presented in the fee table is 10.79%. However, per the financial highlights presented within the 3/31/2021 10-Q, the ratio of total expenses to average net assets is 13.6%. Please explain. Per the financial highlights presented within the 3/31/2021 10-Q, the ratio of interest and credit facility expenses to average net assets is presented as 6.2% versus the 4.76% presented in the fee table. Further, the review of the prospectus indicates that the amount of indebtedness outstanding has increased to $235 million as of May 17, 2021 versus $220 million as of March 31, 2021. Please explain.

Response: The Company respectfully advises the Staff supplementally that “interest payments on borrowed funds” and “total annual expenses” in the Fees and Expenses table reflect the Company’s estimated annual expenses for the 2021 fiscal year on a forward looking basis as required by Form N-2, whereas the financial highlights presented in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 are based on actual expenses for the three months then ended. The Company respectfully refers the Staff to the third full sentence in the first full paragraph in this section and to footnotes (4) and (5) to the Fees and Expenses table. The Company believes that it is important to inform investors of its estimated expenses for the 2021 fiscal year.

The Company also respectfully advises the Staff supplementally that total outstanding indebtedness increased from the quarter ended March 31, 2021 to May 17, 2021 as a result of additional borrowings under the Credit Agreement.

Elena Stojic, Senior Counsel Lauren Hamilton, Staff Accountant Christian Sandoe, Assistant Director Jay Williamson, Branch Chief July 8, 2021 Page 4

Price Range of Common Stock and Distributions (page 21)

6.	On page 21, please provide the asterisked information for the Second Quarter in the table.

Response: The Company respectfully advises the Staff that it has revised its disclosure on page 21 of the Prospectus to provide the asterisked information related to cash dividends per share for the second quarter of 2021. Please see the changed pages attached hereto as Annex A.

The Company also respectfully advises the Staff supplementally that the asterisked information related to the Company’s NAV for the second quarter of 2021 will not be publicly available until the Company files with the SEC its Quarterly Report on Form 10-Q for such quarter (the “Form 10-Q”), as the Company determines its NAV after the end of such quarter and generally will first disclose it to the public in the Form 10-Q. If the Form 10-Q is filed with the SEC prior to the Registration Statement being declared effective, the Company will include such asterisked information in the Prospectus.

Risk Factors (page 26)

7.	Please use clearer, more direct language to disclose the risk of possible dilution upon conversion of the Convertible Notes under the subsections “The conversion rate of the Convertible Notes may not be adjusted for all dilutive events.” Please similarly revise the subsection “Future sales of our common stock in the public market or the issuance of securities senior to our common stock could adversely affect the trading price of our common stock and the value of the Convertible Notes and our ability to raise funds in new stock offerings.”

Response: The Company respectfully advises the Staff that it has revised its disclosure on pages 27 and 29 of the Prospectus in response to the Staff’s comment. Please see the changed pages attached hereto as Annex A.

8.	Please consider adding language addressing the fact that the Company’s charter authorizes it to issue a certain number of common stock and a majority of the Board may amend the charter to increase the number of shares the Company may issue without stockholder approval, if true. Please describe the dilutive effect this could have on the Convertible Notes.

Response: The Company respectfully advises the Staff that such disclosure is included in the risk factor entitled “A stockholder’s interest in us will be diluted if additional shares of our common stock are issued in the future, which could reduce the overall value of an investment in us” in its Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which is incorporated by reference into the Prospectus. As such, the Company respectfully submits that its disclosure appropriately addresses such risk.

Control Share Acquisitions (page 104)

9.	Please affirmatively state whether the Company has opted-in to the Maryland Control Share Acquisition Act and include related risk disclosure as appropriate.

Response: The Company respectfully advises the Staff that it has revised its disclosure on page 105 of the Prospectus to affirmatively reflect that it has opted-out of the Maryland Control Share Acquisition Act. Please see the changed pages attached hereto as Annex A. As result of having opted-out of the Maryland Control Share Acquisition Act, the Company respectfully submits that its existing disclosure in the Prospectus, as well as in the risk factor entitled “Provisions of the Maryland General Corporation Law (the “MGCL”) and our Charter and Bylaws could deter takeover attempts and have an adverse effect on the price of our common stock” in its Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which is incorporated by reference into the Prospectus, appropriately disclose the related risks.

Elena Stojic, Senior Counsel Lauren Hamilton, Staff Accountant Christian Sandoe, Assistant Director Jay Williamson, Branch Chief July 8, 2021 Page 5

Incorporation of Certain Information by Reference (page 120)

10.	In this section and in Part C, please revise to comply with FAST Act requirements, including adding a hyperlink to documents incorporated by reference. See FAST Act Modernization and Simplification of Regulation S-K Release No. 33-10618 (March 20, 2019).

Response: The Company respectfully advises the Staff that it has revised page 119 of the Prospectus and Part C in response to the Staff’s comment. Please see the changed pages attached hereto as Annex A.

Part C

11.	Please confirm supplementally that the Company will include as an exhibit to a post-effective amendment filed pursuant to Rule 462(d) under the 1933 Act the final version of any agreement filed as a “form of” exhibit to the registration statement.

Response: The Company respectfully advises the Staff supplementally that it does not currently expect to file any exhibits to the Registration Statement pursuant to a post-effective amendment thereto filed pursuant to Rule 462(d) under the 1933 Act, as it expects to incorporate by reference consistent with SEC rules and requirements and market practice. The Company also respectfully notes that the Registration Statement regards resales by holders of the Convertible Notes and is unlike a universal shelf registration statement regarding new issuances by an issuer in which certain form of agreements (such as a form of underwriting agreement) will be included or referenced as an exhibit with the final execution versions to be subsequently filed or incorporated by reference.

Further, the Company respectfully advises the Staff that the only “form of” exhibits included in the Registration Statement are Exhibit (d)(6) Form of 7.00% Note due 2025 (which is incorporated by reference to Exhibit (d)(5) thereto), Exhibit (d)(8) Form of 6.00% Convertible Notes due 2025 (which is incorporated by reference to Exhibit (d)(7) thereto), Exhibit (k)(13) Form of Indemnification Agreement (Directors), and Exhibit (k)(14) Form of Indemnification Agreement (Officers). These exhibits are the final versions of such documents and only omit dates, names and signatures, as applicable, and the material terms are disclosed in the Registration Statement and other filings of the Company that are incorporated therein by reference. Including such documents in final “form of” version is consistent with market practice, and the Company respectfully refers the Staff to the following BDC registration statements where similar documents are included in similar final form of version: Ares Capital Corporation, Registration Statement on Form N-2 filed on June 3, 2021 (File No. 333-256733); TriplePoint Venture Growth BDC Corp., Registration Statement on Form N-2, as amended, filed on May 24, 2021 (File No. 333-254802); TCG BDC, Inc., Registration Statement on Form N-2 filed on April 29, 2021 (File No. 333-255589); Apollo Investment Corporation, Registration Statement on Form N-2, as amended, filed on July 14, 2020 (File No. 333-238518); New Mountain Finance Corporation, Registration Statement on Form N-2 filed on May 21, 2020 (File No. 333-238554); Main Street Capital Corp., Registration Statement on Form N-2 filed on April 30, 2019 (File No. 333-231146); FS KKR Capital Corp., Registration Statement on Form N-2 filed on May 3, 2019 (File No. 333-231221); and Sixth Street Specialty Lending, Inc. (f/k/a TPG Specialty Lending, Inc.), Registration Statement on Form N-2 filed on May 7, 2019 (File No. 333-231271).

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Elena Stojic, Senior Counsel Lauren Hamilton, Staff Accountant Christian Sandoe, Assistant Director Jay Williamson, Branch Chief July 8, 2021 Page 6

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0218 or Stephani M. Hildebrandt at (202) 383-0845.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus

cc:	Steven L. Brown Sarah Stanton Stephani M. Hildebrandt

Elena Stojic, Senior Counsel Lauren Hamilton, Staff Accountant Christian Sandoe, Assistant Director Jay Williamson, Branch Chief July 8, 2021 Page 7

ANNEX A